  News Release

RESIN SYSTEMS ANNOUNCES INITIAL ORDER FOR THE APPLICATION

OF ITS VERSION™ RESIN IN THE INDUSTRIAL SECTOR

Edmonton, Alberta, April 26, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a composite materials technology company, through its operating division, RS Technologies ("RS"), is pleased to announce that it has received a multi-year, multi-million dollar order from Inline Fiberglass Limited ("IFL") of Toronto, Ontario, Canada, to supply Version™ resin for the manufacture of industrial conveyor system rollers.  IFL will use a pultrusion process to manufacture the rollers, applying technologies and dies jointly developed by IFL and RS. Regular full container shipments of Version™ resin are scheduled to commence in early July 2005, and continue for a minimum of three years.  The frequency of shipments will be a minimum of one full container of Version™ resin per month and will increase to meet production and schedule requirements.

Large industrial conveyor systems are commonplace in open pit mining operations or where large volumes of earth and/or rock are moved great distances.  Historically, the majority of heavy industrial conveyor rollers have been manufactured with high quality steel pipe.  Management of RS believes that rollers made from its Version™ resin composite material will gradually replace the steel pipe used in the manufacturing process as end users will enjoy an immediate and significant reduction in conveyor operating costs as a result of the conversion, including (i) operating cost savings resulting from using less energy to operate the significantly lighter Version™ resin rollers as compared to steel rollers, and (ii) reduced maintenance cost savings resulting from Version™ resin being maintenance free and not impacted by the natural elements such as rain, snow, moisture, temperature, etc.  The conversion from traditional steel rollers is only possible because of the unique superior strength and impact resistance properties of RSI's proprietary Version™ resin.

The end user of the composite rollers to be made by IFL is KWB SA Kopalnia Wegla Brunatnegro ("KWB") located in Betchatow, Poland, the largest open pit mine in the European Union.  KWB mines in excess of 35 million tonnes of coal annually, all of which is used as a source of energy for an adjacent 4,000 megawatt thermal power plant.  KWB is the largest member of a multi-coal mine industry group in Poland and is known to be a leader in new mining process applications.  Currently, the KWB mine alone operates in excess of 90 kilometres (56 miles) of industrial conveyors which require more than 600,000 rollers.  The manufacture of each composite roller requires approximately 4 kilograms (9 pounds) of Version™ resin.  KWB has initiated a conversion program which will see the existing steel rollers replaced with rollers made from Version™ resin over the next three year period.  Due to KWB's desire to begin the conversion program immediately, initial manufacturing will commence in IFL's existing facilities in Toronto and will continue in Poland as soon as local facilities are commissioned.

IFL is a major global composite materials pultrusion fabrication company, specializing in "thin wall" pultrusion manufacturing.  IFL is continuing to actively integrate Version™ resin into its comprehensive range of composite building and industrial products.  IFL is headquartered in Toronto, Ontario, and provides the global marketplace with composite material products.

RS is a composite material products technology company providing engineered solutions to applications of its proprietary Version™ resin material on a worldwide market basis.  RS is also commercializing its RStandard™ modular composite utility pole for sale to power utility companies domestically and abroad.

"Version" and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Grant Howard

Chairman, President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Phone: (780) 482-1953

Phone:  (888) 221-0915

Fax: (780) 452-8755

Fax:  (403) 237-8387

Email:  gregp@grouprsi.com

Email:  grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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